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Exhibit 12.01

CITIGROUP INC.
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES

	Year ended December 31,					Six Months Ended June 30,
In millions of dollars, except for ratios
	2005(1)(2)	2004(1)(2)	2003(1)(2)	2002(1)(2)(3)	2001(1)(2)(3)	2006(1)(2)	2005(1)(2)
EXCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense (other than interest on deposits)	$23,120	$13,271	$9,942	$12,273	$19,887	$16,326	$10,089
Interest factor in rent expense	516	487	460	445	390	279	254

Total fixed charges	$23,636	$13,758	$10,402	$12,718	$20,277	$16,605	$10,343

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$29,433	$22,736	$25,170	$19,388	$18,929	$14,748	$14,927
Fixed charges (excluding preferred stock dividends)	23,636	13,758	10,402	12,718	20,277	16,605	10,343

Total income	$53,069	$36,494	$35,572	$32,106	$39,206	$31,353	$25,270

Ratio of income to fixed charges excluding interest on deposits	2.25	2.65	3.42	2.52	1.93	1.89	2.44

INCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense	$36,676	$22,004	$17,184	$21,177	$31,664	$25,824	$16,092
Interest factor in rent expense	516	487	460	445	390	279	254

Total fixed charges	$37,192	$22,491	$17,644	$21,622	$32,054	$26,103	$16,346

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$29,433	$22,736	$25,170	$19,388	$18,929	$14,748	$14,927
Fixed charges (excluding preferred stock dividends)	37,192	22,491	17,644	21,622	32,054	26,103	16,346

Total income	$66,625	$45,227	$42,814	$41,010	$50,983	$40,851	$31,273

Ratio of income to fixed charges including interest on deposits	1.79	2.01	2.43	1.90	1.59	1.56	1.91

(1)
On December 1, 2005, Citigroup completed the sale of substantially all of Citigroup's Asset Management Business to Legg Mason, Inc. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(2)
On July 1, 2005, Citigroup completed the sale of Citigroup's Travelers Life & Annuity and substantially all of Citigroup's international insurance businesses to MetLife, Inc. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income.

(3)
On August 20, 2002, Citigroup completed the distribution to its stockholders of a majority portion of its remaining ownership interest in Travelers Property Casualty Corp. (TPC) (an indirect wholly-owned subsidiary of Citigroup on Dec 31, 2001). Following the distribution, Citigroup began reporting TPC separately as discontinued operations in the Company's Consolidated Statement of Income.

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CITIGROUP INC. CALCULATION OF RATIO OF INCOME TO FIXED CHARGES